Media Contacts:
UtiliCorp United                Empire District Electric
Company
George Minter: 816-467-3772     Amy Bass: 417-625-5114
Media Relations: 816-467-3000

Investor Contacts:
UtiliCorp United                Empire District Electric
Company
Dale Wolf: 816-467-3536         Janet Watson: 417-625-5108
Ellen Fairchild: 816-467-3506



    UTILICORP UNITED AND EMPIRE DISTRICT ELECTRIC COMPANY
           ANNOUNCE $800 MILLION MERGER AGREEMENT

     JOPLIN, MO, May 11, 1999 -- UtiliCorp United (NYSE:
UCU) and Empire District Electric Company (NYSE: EDE) today announced that they have signed a definitive agreement to merge the two Missouri-based companies in a stock and cash transaction valued at approximately $800 million, including the assumption of debt.
     Under terms of the agreement, UtiliCorp is offering
$29.50 for each Empire District common share, payable in UtiliCorp common stock or cash, which approximates $505 million. UtiliCorp also will assume approximately $260 million of existing Empire District debt. Existing Empire
District preferred stock totaling approximately $33 million will be redeemed prior to closing.
     The agreement contains a collar provision under which the value of the merger consideration per share will decrease if UtiliCorp's common stock is below $22 per share at closing and will increase if UtiliCorp's common stock is above $26 per share at closing. Empire District shareholders may elect to take cash or stock. Total cash paid to Empire shareholders will be limited to no more than 50 percent of the total merger consideration, and the stock that may be issued in the merger is limited to 19.9 percent of the then outstanding common stock of UtiliCorp.

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UtiliCorp/Empire District merger - 2

     The agreement has been approved by the boards of directors of both companies, and is subject to approvals by Empire District shareholders and by state and federal regulatory agencies and other customary conditions. UtiliCorp shareholder approval is not required.
     The agreement requires Empire District to redeem all of its outstanding preferred stock according to its terms prior to the closing and to obtain the consent of holders of its outstanding first mortgage bonds to a modification of a dividend limitation provision relating to successor corporations which is contained in the first mortgage bond indenture.
     The deal represents a premium of 39 percent to Empire District shareholders based on Empire District's closing share price of $21.25 on May 10, 1999, and an approximate 14 percent increase in annual dividend based on UtiliCorp's current dividend rate and its current common stock price. Based on Empire's average share price since the beginning of 1999, the agreement represents a premium of 28 percent.
     Myron W. McKinney, Empire president and chief executive officer, said, "Throughout our 90-year history, our goal has been to provide low-cost, reliable service to our customers and increasing value to our shareholders. Over the past decade, as our industry has evolved and moved toward deregulation, our management and board of directors have continually evaluated our position in the marketplace."
     "In order to continue to achieve our goals, we have agreed to a merger with UtiliCorp, one of the nation's leading suppliers of energy. UtiliCorp shares our views on the importance of customers and communities, and the merger will strengthen our position and improve our shareholder value as we move toward deregulation."
     Robert K. Green, UtiliCorp president and chief operating officer, termed the merger "a significant step in growing UtiliCorp's domestic operations," following



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

UtiliCorp/Empire District merger - 3

UtiliCorp's $270 million merger agreement with Missouri-based St. Joseph Light & Power Company (NYSE: SAJ), announced in March.
     "Similar to that combination, Empire District has a solid history of low cost, customer-focused service, making it a logical complement to our neighboring Missouri Public Service electric and gas operations to the north," Green said.
     Green emphasized that UtiliCorp seeks to achieve a balance between investments in regulated and non-regulated energy activities, and between domestic and international operations.
     "Both Missouri transactions contribute to that goal and will benefit UtiliCorp's customers and shareholders, with a positive impact on shareholder value and credit quality," Green said.
     Empire District has a long-standing reputation as a regional provider of quality, reliable electricity and other value-added services, with rates among the lowest in the nation.
     "The merger with a larger company will bring additional career opportunities for our talented workforce, and our communities will also benefit. Community and civic involvement along with economic development initiatives have long been important to both Empire District and UtiliCorp. A local advisory board will be established to consult on these and other activities in our current service area," said McKinney.
     Based in Kansas City, UtiliCorp United is an international energy company with more than 3 million electric and natural gas network customers across the United States and in Canada, Australia, New Zealand and the United Kingdom. Its Missouri Public Service division serves 250,000 electric and gas customers in west and central Missouri.
     Empire District is headquartered in Joplin, Missouri, approximately 150 miles south of Kansas City, and serves 145,000 electric customers in southwest Missouri and in five Kansas, Oklahoma and Arkansas counties that adjoin the state.


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UtiliCorp/Empire District merger - 4

     Upon completion of the deal, the combined companies will serve a total of 395,000 electric and gas customers in Missouri. When added to UtiliCorp's earlier-announced merger with St. Joseph Light & Power Company to the north of Kansas City, combined customer totals in the region for the three companies will exceed 460,000, enlarging UtiliCorp's operations in the area by 84 percent.
     The separate transactions are expected to be completed sometime in 2000. Both Empire District and St. Joseph Light & Power would continue their operations as separate retail energy distribution units of UtiliCorp.
     UtiliCorp has 5,500 employees and in 1998 reported earnings of $132.2 million on sales of $12.6 billion. Empire has 640 employees and in 1998 posted earnings of $25.9 million on revenues of $239.9 million.
     At May 1, 1999, UtiliCorp had approximately 92 million shares of common stock outstanding with an indicated annual dividend of $1.20 per share. Empire District had approximately 17 million shares of common stock outstanding. Its indicated annual dividend is $1.28 per share.


                             ###

  "Safe Harbor" Statement under the Private Securities
  Litigation Reform Act of 1995: Statements in this press release regarding the businesses of UtiliCorp United
  Inc., Empire District Electric Company and St. Joseph
  Power & Light Company which are not historical facts are "forward-looking statements" that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in the Companies' Annual
  Reports or Forms 10-K for the most recently ended fiscal year.